## Schedule D

### CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below.  All members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

| Name and Business Address | Capacity in which Serves | Principal Occupation | Name, Principal Business and Address of Organization in which Principal Occupation is Conducted |
|---|---|---|---|
| David B. Miller<br>3811 Turtle Creek Blvd., Suite 2100<br>Dallas, TX 75219 | Managing Partner | Managing Partner | EnCap Partners GP, LLC<br>3811 Turtle Creek Blvd., Suite 2100<br>Dallas, TX 75219 |
| Gary R. Petersen<br>9651 Katy Freeway, Suite 600<br>Houston, TX 77024 | Managing Partner | Managing Partner | EnCap Partners GP, LLC<br>9651 Katy Freeway, Suite 600<br>Houston, TX 77024 |
| D. Martin Phillips<br>9651 Katy Freeway, Suite 600<br>Houston, TX 77024 | Managing Partner | Managing Partner | EnCap Partners GP, LLC<br>9651 Katy Freeway, Suite 600<br>Houston, TX 77024 |
| Robert L. Zorich<br>9651 Katy Freeway, Suite 600<br>Houston, TX 77024 | Managing Partner | Managing Partner | EnCap Partners GP, LLC<br>9651 Katy Freeway, Suite 600<br>Houston, TX 77024 |
| Jason M. DeLorenzo<br>9651 Katy Freeway, Suite 600<br>Houston, TX 77024 | Managing Partner | Managing Partner | EnCap Partners GP, LLC<br>9651 Katy Freeway, Suite 600<br>Houston, TX 77024 |
| Douglas E. Swanson, Jr.<br>9651 Katy Freeway, Suite 600<br>Houston, TX 77024 | Managing Partner | Managing Partner | EnCap Partners GP, LLC<br>9651 Katy Freeway, Suite 600<br>Houston, TX 77024 |